Exhibit 12.2
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2013

	Year ended December 31,
		2009		2010		2011		2012		2013

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$1,088,238		$1,203,742		$1,219,603		$1,214,477		$1,224,565
Distributed income of equity securities		—		2,486		7,371		7,126		3,649
Interest expense, net of amounts capitalized		298,495		303,165		298,934		286,748		258,587
Interest component of rental expense		39,442		23,094		18,573		18,930		17,234
AFUDC - Debt funds		33,112		13,992		8,751		6,810		11,236
Earnings as defined		$1,459,287		$1,546,479		$1,553,232		$1,534,091		$1,515,271

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$287,066		$287,075		$279,880		$266,610		$239,681
Interest on affiliated loans		10,291		7,196		7,119		7,476		7,081
Interest on interim obligations		69		15		44		9		17
Amort of debt discount, premium and expense, net		11,050		10,368		9,437		10,062		13,374
Other interest charges		23,131		12,503		11,205		9,401		10,017
Interest component of rental expense		39,442		23,094		18,573		18,930		17,234
Fixed charges as defined		371,049		340,251		326,258		312,488		287,404
Tax deductible preferred dividends		1,089		1,089		1,089		1,089		1,089
		372,138		341,340		327,347		313,577		288,493
Non-tax deductible preferred and preference dividends		38,375		38,375		38,375		38,375		38,375
Ratio of net income before taxes to net income	x	1.542	x	1.620	x	1.640	x	1.642	x	1.635
Preferred and preference dividend requirements before income taxes		59,158		62,159		62,923		62,994		62,761
Fixed charges plus preferred and preference dividend requirements		$431,296		$403,499		$390,270		$376,571		$351,254
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		3.38		3.83		3.98		4.07		4.31